Exhibit 99.1

Draganfly Technology is Game Changer to

Drive Success at the Mint 400

Los Angeles, CA. December 7, 2021 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce the Draganfly Trophy Truck, driven by Ryan Arciero, won its second podium place of the season at the Mint 400 in Las Vegas, Nevada.

On Saturday, December 4, 2021, Ryan placed second in the Unlimited Class (Trophy Trucks), in what was a gruelling event contested by some of the biggest and most competitive off-road drivers and teams in the world. The result marks the second successful race of the 2021 season for the Draganfly Trophy Truck following on from Ryan’s out-right victory at August’s prestigious 2021 Maxxis Tires “Casey Folks” Vegas to Reno race.

Draganfly was a key partner throughout the Mint 400, courtesy of its advanced UAV thermal imaging technology, which assisted the team safely through the large amounts of dust thrown up by competitors, which can not only cost valuable time in slowing the truck but can also pose a real danger to those racing.

Draganfly drones installed with their proprietary mapping software were also utilized to give the most accurate terrain data to the team pre-race, to provide competitive advantage in displaying areas of the 400-mile course that could create issues, or highlighting an otherwise unknown danger during the actual event.

Commenting on the race, Trophy Truck driver Ryan Arciero said: “Having Draganfly as a part of this racing program is incredible. The dust was horrible, and the imaging technology is becoming a game changer, I’ve got to thank Draganfly. The things they are doing and the things to come are going to be pretty cool for this team and the sport.”

“Draganfly has been developing game changing technology with software, hardware, AI and services innovation that integrate with truck and race team,” said Cameron Chell, CEO of Draganfly. “This is same commitment we have toward all of our customers and are so honored that Ryan and his team have the faith in us that they do.”

The Draganfly Trophy Truck, driven by Ryan Arciero, achieved an overall time of 7:03:15.238.

Full results from the 2021 BF Goodrich Tires Mint 400 can be found at themint400.com/results.

The 2022 Truck season starts February 5, 2022, with the King of the Hammers race in California, more details can be found at https://www.ultra4racing.com/race/66.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.otcmarkets.com/stock/DFLYF/overview or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s motorsport development programme. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

draganfly
seaspan
BFGoodrich Tires
32
RYAN ARCIERO
RFC
draganfly™
NASDAQ: DPRO
Troy Lee Designs
BFGoodrich